August 14, 2014

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Circle Star Energy Corp. (the "Company")
Form 10-K for the Fiscal Year ended April 30, 2013
Filed August 13, 2013
Response Letter dated April 28, 2014
File No. 000-53868

Dear Mr. Hiller:

This letter responds to the comments of the Staff issued in its letter dated July 28, 2014.  The Staff's comments are set forth below, together with the Company's responses.

Form 10-K for the Fiscal Year ended April 30, 2013

Financial Statements, page 30

Note 12 – Supplemental Oil and Gas Disclosures (Unaudited), page 55

Oil and Gas Reserve Information, page 55

1.	We note from your response to prior comment 9, in our letter dated April 9, 2014, that natural gas liquids (NGLs) were included as part of your natural gas reserves and represent approximately 2.6% of the total PV-10 of your proved reserves as of April 30, 2013. Please note that in determining whether separate disclosure of NGLs is required under FASB ASC 932-235-50-4 and 932-235-50-5, you should also consider the net quantities of such reserves. Furthermore, if quantities of NGLs are material, these should be presented as a separate product type in the disclosures required under Items 1202(a)(2), 1202(a)(4) and 1204 of Regulation S-K, and in any third party report, such as the one you have included as Exhibit 99.1, pursuant to Item 1202(a)(8)(ix) of Regulation S-K. Tell us the net quantities of your NGL reserves and natural gas reserves on a disaggregated basis, comprising the total of your NGL and natural gas reserves.

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
August 14, 2014

Response:  As noted in the Company's response to prior comment 9, the Company presented amounts of NGLs in its annual report on Form 10-K for the fiscal year ended April 30, 2014, filed August 8, 2014.

2.	Please expand the disclosure of your net proved reserves to present the net quantities of proved developed reserves and proved undeveloped reserves as of April 30, 2012 and 2013 to comply with FASB ASC 932-235-50-4. You may refer to Example 1 in FASB ASC 932-235-55-2 for an illustration of these requirements. You may find this guidance on the Financial Accounting Standards Board website at the following address:

http://www.fasb.org/cs/BlobServer?blobcol=urldata&blobtable=MungoBlobs&blobkey=id&blobwhere=1175820075990&blobheader=application/pdf.

Response:  The requested disclosure was made in Note 15 (Supplemental Oil and Gas Disclosures (Unaudited)) to the financial statements contained in the annual report on Form 10-K for the fiscal year ended April 30, 2014, filed August 8, 2014

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Cc:	Circle Star Energy Corp. D'Arelli Pruzansky, P.A.
LaRoche Petroleum Consultants